UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                          MCWHORTER TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    582803102
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


                               Page 1 of 7 Pages
                                      ---

Cusip No.582803102                  13G                       Page 2 of 7 Pages


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          SAMUEL R. SHAPIRO, S.S. 259 58 4489


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b)

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     SAMUEL R. SHAPIRO IS A UNITED STATES CITIZEN
--------------------------------------------------------------------------------

NUMBER OF                5.  SOLE VOTING POWER                             0
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                           0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                        0
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER                      0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          0

12. TYPE OF REPORTING PERSON*
          IN

Cusip No. 582803102                 13G                       Page 3 of 7 Pages


1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. I.D. NO. 58-1830170


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)
                                                                         (b)

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION
          SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. IS A GEORGIA CORPORATION


NUMBER OF                5.  SOLE VOTING POWER                        1,984,965
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                              0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                   1,984,965
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER                         0

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,984,965

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          20%

12. TYPE OF REPORTING PERSON*
          IA

Cusip No. 582803102                  13G                       Page 4 of 7 Pages

Schedule 13G Additional Information

Item #
1. (a)  Name of Issuer:
          MCWHORTER TECHNOLOGIES, INC.

   (b)  Address of Issuer's Principal Executive Offices:
          400 EAST COTTAGE PLACE
          CARPENTERSVILLE, IL  60110


2. (a)  Name of Person Filing:
          SAMUEL R. SHAPIRO, SHAPIRO CAPITAL MANAGEMENT COMPANY, INC.


   (b)  Address of Principal Business Office for Each of the Above:
          3060 PEACHTREE ROAD, N.W., ATLANTA, GEORGIA 30305


   (c)  Citizenship:
          SAMUEL R. SHAPIRO - U.S. CITIZEN
          SHAPIRO CAPITAL MANAGEMENT COMPANY, INC. - GEORGIA CORPORATION


   (d)  Title of  Class of  Securities:
          COMMON STOCK, $0.01 PAR VALUE


   (e)  CUSIP Number:
          582803102


3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
          IA

Cusip No. 582803102                  13G                       Page 5 of 7 Pages


4. Ownership:
   (a) Amount Beneficially Owned:                                     1,984,965
   (b) Percent of Class:   SHAPIRO CAPITAL MANAGEMENT COMPANY, INC.        20.0%
   (c) Number of shares as to which such person has:
         (i)   sole power to vote or to direct the vote
               SHAPIRO CAPITAL MANAGEMENT COMPANY, INC.               1,984,965
         (ii)  shared power to vote or to direct the vote                     0
         (iii) sole power to dispose or to direct the disposition of
               SHAPIRO CAPITAL MANAGEMENT COMPANY, INC.               1,984,965
         (iv)  shared power to dispose or to direct the disposition of        0


5.  Ownership of Five Percent or Less of a Class:
          N/A

6.  Ownership of More than Five Percent on Behalf of Another Person:
          SEE ATTACHED

7. Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company
          N/A


8.  Identification and Classification of Members of the Group:
          N/A

9.  Notice of Dissolution of  Group:
          N/A

10. Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   -----------------------
                                                             Date:


                                                   -----------------------
                                                          Signature


                                                   -----------------------
                                                          Name/Title

Cusip No. 582803102              13G                       Page 6 of 7 Pages


INTRODUCTORY NOTE

This Schedule 13G is being filed by Shapiro Capital Management Company, Inc., an investment adviser under the Investment Advisers Act of 1940. One or more of Shapiro Capital Management Company, Inc.'s advisory clients is the legal owner of the securities covered by this statement. Pursuant to the investment advisory agreements with its clients, Shapiro Capital Management Company, Inc. has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares.

This Schedule 13G is also being filed by Samuel R. Shapiro. Mr. Shapiro is the president, a director and majority shareholder of Shapiro Capital Management Company, Inc., in which capacity he exercises dispositive power over the securities reported herein by Shapiro Capital Management Company, Inc. Mr. Shapiro, therefore, may be deemed to have indirect beneficial ownership over such securities. Unless otherwise indicated herein, Mr. Shapiro has no interest in dividends or proceeds from the sale of such securities, owns no such securities for his own account and disclaims beneficial ownership of all the securities reported herein by the Shapiro Capital Management Company, Inc.

The aggregate number and percentage of the Issuer's securities to which this
Schedule 13G relates is 1,984,965 representing 20.0% of the Issuer's outstanding shares. The beneficial ownership reported by Samuel R. Shapiro and Shapiro Capital Management Company, Inc. relates to the same shares of the Issuer in which each such reporting person has a separate beneficial interest.

As of December 31, 1999, Mr. Shapiro owned no shares of the Issuer for his own account. He may be deemed to be the beneficial owner of 1,984,965 shares of the Issuer as disclosed in Item 4-c- of the Schedule 13G.

Item 6. Samuel R. Shapiro is the president, director and majority shareholder of Shapiro Capital Management Company, Inc. He owns no shares of the Issuer for his individual account, but is deemed to have beneficial ownership of the shares reported on the Schedule 13G by virtue of his affiliation with Shapiro Capital Management Company, Inc.

Shapiro Capital Management Company, Inc. is an Investment Advisor registered under the Investment Advisers Act of 1940 and some of its clients have the right to receive dividends from the securities which it manages, however, no such client has an interest relating to more than five percent of the class to which this Schedule 13G applies.

Item 10. Certification.

Date: February 14, 2000

          SAMUEL R. SHAPIRO
          Samuel R. Shapiro, in his
          individual capacity and as
          president of Shapiro Capital Management Company, Inc.

Cusip No. 582803102              13G                       Page 7 of 7 Pages


                           AGREEMENT RELATIVE TO THE
                             FILING OF SCHEDULE 13G


     THIS AGREEMENT, made as of the 14th day of February, 2000, by and between Shapiro Capital Management Company Inc., a Georgia corporation (an investment adviser registered with under the Section 203 of the Investment Advisers Act of
1940) (the "Adviser"), and Samuel R. Shapiro, president, director and majority shareholder of the Adviser ("Affiliated Person");

                                  WITNESSETH:

     WHEREAS, the Affiliated Person and the Adviser are both person required, pursuant to 17 C.F.R.240.13d-1, to file a statement containing the information required by Schedule 13G with respect to the following Issuer:

                             MCWHORTER TECHNOLOGIES
                            CUSIP NO. 582803102; and

     WHEREAS, the Affiliated Person and the Adviser are each individually eligible to use Schedule 13G; and

     WHEREAS, the Affiliated Person and the Adviser are each responsible for the timely filing of said Schedule 13G and any amendments thereto, and for the completion and accuracy of the information concerning each, but not on the behalf of any other, unless any knows or has reason to know that the information concerning any other is inaccurate; and

     WHEREAS, the Schedule 13G attached hereto identifies all the persons and contains the required information with regard to the Affiliated Person and the Adviser so that it may be fijled with the appropriate persons, agencies and exchanges on behalf of each of them; and

     WHEREAS, the Affiliated Person and the Adviser desire to file the
Schedule 13G attached hereto on behalf of each of them.

     NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree that the Schedule 13G attached hereto shall be executed by the Affiliated Person, in his individual capacity and as president of the Adviser, and filed with the appropriate persons, agencies and exchanges, on behalf of both of them.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement Relative to the Filing of Schedule 13G as of the day, month and year first above written.


                    SAMUEL R. SHAPIRO
                    Samuel R. Shapiro, in his
                    individual capacity and as
                    presidnet of Shapiro Capital Management Company, Inc.